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Securities and Exchange Commission

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-67241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chartwell Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
425 East 58th Street #38E
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John de Lande Long, President **(212) 707-8233**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 24 2020
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLICLY AVAILABLE

E8

RMS

OATH OR AFFIRMATION

I, John De Lande Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell Advisors, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/13/20

KRISTIN F. FARAWELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FA6367778
Qualified in Bronx County
My Commission Expires 11-27-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLICLY AVAILABLE

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Chartwell Advisors, LLC

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition Chartwell Advisors, LLC (the "Company") as of December 31, 2019, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis of our opinion.

We have served as the Company's auditor since 2014.

February 1, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

PUBLICLY AVAILABLE

CHARTWELL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	12,323
Accounts receivable		837
Other assets		862
TOTAL ASSETS	$	14,022
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	4,307
Due to member		1,521
Total liabilities		5,828
Member's equity		8,194
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,022

PUBLICLY AVAILABLE

CHARTWELL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Chartwell Advisors, LLC (the "Company"), a single member limited liability company, was formed on January 3, 2006 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) on February 14, 2006 and became a member of the Financial Industry Regulatory Authority (FINRA) on July 20, 2006. The Company introduces high net worth and accredited individuals, as well as institutional clientele seeking investments, mainly to pooled investment vehicles.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balance at a major financial institution. The balance is fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. There were no uninsured balances during 2019.

Accounts Receivable

Referral fees earned but not yet received are recorded as accounts receivable at net realizable value. The Company regularly reviews the accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2019.

Member Contributions

The sole member has made contributions to the Company. No additional contributions shall be required of the sole member unless required to maintain minimum net capital requirements. As a limited liability company, the sole member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's contributions.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The sole source of current year revenue pertains to the referral of a client to an investment advisor. The Company believes the performance obligation for the referral of advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the investment advisor.

The fee arrangement is based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to services provided in that period, which are distinct from services provided in other periods.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no provision has been made in the accompanying financial statements for federal, state and local income taxes as all taxable income or loss is allocated to the sole member.

The Company follows the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

PUBLICLY AVAILABLE

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes (cont'd)

The Company has evaluated each of its tax positions and has determined that as of December 31, 2019, the Company does not have any significant uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through the date the financial statements were issued.

2) RELATED PARTIES

Pursuant to an expense sharing agreement (the "Agreement") with Chartwell Advisors, Inc. (the "sole member") dated January 1, 2007, the sole member provides the Company office space.

The Company pays the sole member $25 per month as compensation for use of the above-mentioned office space. For the year ended December 31, 2019, total fees incurred in relation to the expense sharing agreement were $300. Financial position and results of operation would differ from the amounts in the accompanying financial statements if this Agreement did not exist.

The due to member of $1,521 at December 31, 2019 arose from certain expenses paid by the sole member separate from the agreement.

3) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $6,495 which is $1,495 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2019 is 0.90 to 1.00.

PUBLICLY AVAILABLE

CHARTWELL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

4) CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

5) NET LOSS

The Company incurred a loss during the year ended December 31, 2019 and received contributions from its member for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival for at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

6) CONCENTRATION

During 2019, the Company had one customer that accounted for all referral fee revenue.